Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2006	2005	2006	2005
	(in thousands, except per share data)
Average number of common shares outstanding	46,385	40,502	46,385	40,502
Average common shares due to assumed conversion of stock options	0	0	1,577	1,920

Total shares	46,385	40,502	47,962	42,422

Income (loss) from continuing operations	$12,554	$(2,878)	$12,554	$(2,878)
Income from discontinued operations, net	920	647	920	647

Net income (loss)	$13,474	$(2,231)	$13,474	$(2,231)

Per share data:
Income (loss) from continuing operations	$0.27	$(0.07)	$0.26	$(0.06)
Income from discontinued operations, net	0.02	0.01	0.02	0.01

Net income (loss) per share	$0.29	$(0.06)	$0.28	$(0.05)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the consolidated statements of operations.